

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2010

Potash Corporation of Saskatchewan
Wayne R. Brownlee-Chief Financial Officer
Suite 500, 122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3.

  Re: Potash Corporation of Saskatchewan
    Form 10-K for the fiscal year ended December 31, 2009
    File Number: 001-10351

Dear Mr. Brownlee:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 5

1. We note your reference to the construction of a new mining facility in New Brunswick. Pursuant to Section (B) (4) of Industry Guide 7 please expand your filing to include a description of your development property including the capital budget for the project, the development expenditures to date, the estimated start-up date, and the affect of the new operation on your present Penobsquis mine.

Reserves, page 6

2. Pursuant to the definitions in Section (A) of Industry Guide 7 please expand your filing to define how you distinguish between a proven and probable reserve for your potash operations.

3. In addition, we note the reserves for your Esterhazy property are not classified as proven or probable reserves. Pursuant to Section (A) of Industry Guide 7 all reserves must be proven or probable reserves. Section (5) (i) (1) of Industry 7 provides guidance in reporting reserves if the degree between the two classes of reserves cannot be readily defined. Please modify your filing accordingly and also disclose the total tons you will receive pursuant to your mining agreement.

Reserves, page 12

4. In the description of your phosphate reserves for your Aurora and White Springs operations you reference two Marston reports for the estimation of the reserve and resource numbers in your filing. We note the reserve numbers in the Marston reports for your Aurora and White Springs operations are different than the reserve numbers in your 10-K filing. Please reconcile the 10-K and Marston numbers in order to clarify the differences in these two sets of numbers.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief